March 2, 2009

Kevin Brogan, President
InnerLight Holdings, Inc.
867 East 2260 South
Provo, Utah 84606

   RE: **InnerLight Holdings, Inc. ("the company")**
        Amendment No. 3 to Registration Statement on
        Form S-1
        Filed February 11, 2009
        File No. 333-152430

Dear Mr. Brogan:

     We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6

1. Revise the second risk factor on page 6 to clearly state the percent of revenues that are attributable to International Sales.

2. Please explain the reference to net revenues and net income for the period from February 21, 2008 to December 31, 2008 in the second risk factor on page 8. The prospectus currently does not include financial statements for the period ended December 31, 2008.

Products, page 16

3. We reissue comment seven from our letter dated January 30, 2009. Please provide the basis for the statement that your principal products "alkalize the body and reduce the acidity in our bodies."

4. We note that the development of new products occurs through your consultant Mr. Young, who was the founder of the company. Provide clear disclosure of the current consulting arrangement/agreement between Mr. Young and the company and file any written agreement as an exhibit.

5. As previously requested in comment six from our letter dated January 30, 2009, please provide a separate discussion of each material product. In particular, discuss your two core products, SuperGreens and Prime pH. In addition, please discuss "Natural Essentials" mentioned on page 19 under "Growth Strategies".

6. Briefly address the importance to a consumer of your two core products by stating the percent of sales attributable to each product.

7. We reissue comment eight from our letter dated January 30, 2009. Provide a more detailed discussion of the DSA program, including the compensation arrangements and all costs associated with becoming a DSA. Lastly, disclose the material terms of the agreements with the DSAs.

Sourcing and Production, page 16

8. We reissue comment nine from our letter dated January 30, 2009. Please identify your three major suppliers, as required by Item 101(h)(4)(v) of Regulation S-K.

9. We partially reissue comment 10 from our letter dated January 30, 2009. We note that over 70% of your revenues were from European Sales. Please provide a more detailed discussion of those countries that account for a significant percent of revenues. We note that you have listed the European countries where your products are sold on page 19; however, it is unclear as to which countries account for a material percent of your international sales. Please revise.

Government Regulation, page 21

10. We reissue comment 13 from our letter dated January 30, 2009. We continue to note the disclosure regarding the FDA's effective rule governing current good manufacturing practices for dietary supplements and the fact that the company "may have to comply with these regulations by June 2009 or June 2010." To the extent known, please revise the disclosure to address the rule's potential impact on the company's operations. Your added disclosure that you are in compliance with all "current regulations" does not address this FDA rule which has not gone into effect for the company yet.

Legal Proceedings, page 21

11. Please state the court where the lawsuit involving Quigley Corp. and Mr. Young was filed and provide a more detailed explanation of the breach of contract and unfair competition claim. In addition, please disclose the terms of the settlement. Lastly, we note that you continue to utilize Mr. Young as a consultant. Please add a risk factor.

12. We partially reissue comment 16 from our letter dated January 30, 2009. We note the previous disclosure on page 30 that "[T]he decrease in revenue during this period was primarily due to diminishing domestic independent business consultants, which has been affected in part, by legal issues concerning the founder resulting in numerous terminations including several national directors." (emphasis added). Please fully discuss these legal issues, and whether this may continue to impact your business. In addition, we note that the Quigley Corp. Purchase Agreement refers to litigation regarding your wholly-owned subsidiary, Darius that could cause it to become insolvent. These claims appear to be separate from the lawsuit Quigley Corp. filed against Mr. Young. Please explain whether these claims are continuing or whether they have been settled. To the extent they continue, provide the disclosure required by Item 103 of Regulation S-K. We may have further comments.

Certain Relationships and Related Transactions, page 27

13. In paragraph one, please identify the two entities, state the nature of the financial interest, and explain what transpired that Mr. Brogan "no longer maintains a financial interest in those entities." Clarify when the DSA agreements were terminated with these two entities, state the approximate dollar value of the amount involved in the transaction and the approximate dollar value of Mr. Brogan's interest in the transaction. See Item 404(a) of Regulation S-K. We note disclosure in amendment 1 to the registration statement that Mr. Brogan "was permitted to continue his participation with this independent entity" in accordance with the terms of the acquisition of InnerLight, Inc. in February, 2008. Please reconcile with the current disclosure or advise.

14. We reissue comment 19 from our letter dated January 30, 2009. Clarify the international product marketing services and services to increase the number of DSAs in foreign markets provided by the two entities in the royalty agreement. Also, clarify the amount that has been paid to these two entities pursuant to the royalty agreement.

Report of Independent Registered Public Accounting Firm, page F-2

15. We have reviewed your response to comment 30 from our letter dated January 30, 2009; however it does not appear to address the issue surrounding the opinion paragraph of the audit report. Please advise your independent accountant that currently the opinion paragraph appears to only address the financial statements

of Innerlight Holdings, Inc. for the period ended September 30, 2008. This appears to be incomplete based on the financial statements presented and the entities and financial statements identified in the introductory paragraph. Please advise your independent accountant to revise the opinion paragraph, if true, as follows:

- The opinion for Innerlight Holdings, Inc. results of operations and cash flows for the year ended September 30, 2008 appears to be inconsistent with the financial statements presented. The results of operations and cash flows appear to only cover the period from February 21, 2008 to September 31, 2008.
- Provide an opinion on the financial statements presented for Innerlight Inc., which includes the financial position as of December 31, 2007 and 2006 and the results of operations and cash flows for the period from January 1, 2008 to February 29, 2008 and the years ended December 31, 2007 and 2006.

16. We have reviewed your response to comment 31 from our letter dated January 30, 2009. Your response did not address our comment, thus the comment will be reissued. Please advise your independent accountant to remove the third paragraph of the audit report as it appears to be a partial duplication of the second paragraph of the audit report.

17. We have reviewed your response to comment 32 from our letter dated January 30, 2009 noting the first date on the audit report represents the completion of field work and the second date is due to a subsequent event. Please note that per the guidance of paragraph 5 of AU530, an auditor can address a subsequent event either by dual dating the report or date the report as of the later date. Please note that if dual dating is utilized the audit opinion should be dated in the following manner, "November 30, 2008, except for Note 13, as to which the date is December 31, 2008". Please revise.

Financial Statements
General

18. Please note the updating requirements for the financial statements as set forth in Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with all amendments. Please ensure the date referenced in the consent is consistent with the date of the audit report.

Consolidated Statements of Operations, Page F-3

19. It appears the statement of operations for the period ended December 31, 2006 was removed. Please revise to include a statement of operations for the period ended December 31, 2006.

Consolidated Statements of Cash Flow, Page F-5

20. It appears that the amounts presented here do not reconcile to the changes in the corresponding balance sheet accounts from the previous period to the current period presented on F-2. Please clarify and revise.

21. Please provide a detailed discussion of how the impact of foreign currency was accounted for in your statement of cash flows. Please refer to the guidance in paragraph (25) of SFAS No. 95 and paragraph (12) of SFAS No. 52.

22. It appears from your disclosure on F-8 that Innerlight, Inc. was purchased for $1,000,000. Please provide a detailed discussion of how this acquisition, net of the cash acquired, was accounted for in your statements of cash flows. Please note that the cash acquired should not include the cash paid in the acquisition. Please refer to the guidance in paragraph (17) of SFAS No. 95.

Consolidated Notes to Financial Statements
Warrants – Innerlight Holdings, Inc., F-7

23. We have reviewed your response to comment 37 from our letter dated January 30, 2009 and noted you have concluded that the Class A and Class B warrants should be classified as a liability. It appears that your disclosure which states that the warrants are exercised or settled in cash for registered shares is inconsistent with your disclosure that you have no obligation to settle the warrants on any basis other than a net-share basis and you would never have to pay cash to satisfy the exercise of the warrants. In addition your disclosure that the warrants can be exercised or settled in cash for registered shares appears to be inconsistent with the requirements under the Class A and Class B warrant agreement filed as exhibits 10.7 and 10.8. These inconsistencies do not appear to support your accounting treatment of the warrants under EITF 00-19. Please clarify or advise.

24. It appears from the disclosure in the Class A and Class B warrant agreements filed as exhibits 10.7 and 10.8 and the disclosure on page 37 that the Class A and Class B warrants were issued as additional consideration for services to the President, Chief Financial Officer and two shareholders. Please provide a detailed discussion of how you determined the measurement date for these warrants and the period over which the compensation will be recognized. In addition, please disclose the valuation model utilized and the process for estimating the fair value of these instruments under the fair value approach. Please refer to the guidance in EITF 96-18 and SFAS No. 123(R).

2. Discontinued Operations - Innerlight, Inc., F-8

25. The disclosure that your foreign subsidiary was dissolved and no further operations were engaged appears to be inconsistent with your disclosure that products continued to be shipped to your distributors in those countries from a warehouse in the United States. Please provide a detailed and thorough analysis in a supplemental response that addresses the criteria of SFAS No. 144 and EITF

03-13 to support your accounting treatment of the closure of the Singapore or Taiwan facilities as discontinued operations.

9. Income Taxes – Innerlight Holdings, Inc., F-10

26. It appears from your disclosure on F-6 that you account for income taxes using the asset and liability method prescribed by SFAS No. 109. Please provide a detailed discussion of how you accounted for deferred tax assets or liabilities resulting from the differences between your book and tax basis in accordance with SFAS No. 109. In addition, please provide the disclosures required by paragraphs (43-48) of SFAS No. 109.

10. Segment Information - Innerlight Holdings, Inc. and Innerlight, Inc., F-10

27. We have reviewed your response to comment 39 from our letter dated January 30, 2009 and noted your revised disclosure on F-10 stating no single external customer accounted for more than 10% of your net sales. However, this revised disclosure does not appear to address our comment; therefore we are reissuing the comment in its entirety. It appears that international revenues make up approximately 73% of total revenues. Please revise to disclose the foreign country or countries to which these revenues relate in accordance with the guidance of paragraph (38)(a) of SFAS No.131.

Exhibits

28. Please file Class D Common Stock Purchase Warrant as an exhibit.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Blaise Rhodes at (202) 551- 3774 or Brian Bhandari, accounting reviewer, at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Via fax to Heber Maughan
            (801) 655-0621